UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

———————

VENTYX BIOSCIENCES, INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

Somasundaram Subramaniam
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830
(212) 688-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Leland S. Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 739-3000

July 7, 2023
(Date of Event Which Requires Filing of this Statement)

———————

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,004,071
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,004,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,004,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 7,713,923
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 7,713,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,713,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 7,713,923
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 7,713,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,713,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92332V107	13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 8,556,866
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 8,556,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,556,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92332V107	13D/A	Page 6 of 8 Pages

This Amendment No. 8 (“Amendment No. 8”) amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, L.P., a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (collectively, the “Reporting Persons”), on October 29, 2021, and amended on September 21, 2022, December 16, 2022, December 30, 2022, March 2, 2023, March 22, 2023, April 6, 2023, and on July 11, 2023 (as amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

This Amendment No. 8 is filed to correct certain incorrect information that was included in Amendment No. 7 due to clerical errors.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 7 is hereby amended as follows:

On July 7, 2023, Life & Tech, a Belgian société simple, which holds certain shares beneficially owned by the Reporting Persons, transferred 330,816 shares of Common Stock to its members and to NSV Partners III, L.P. pursuant to that certain Amended and Restated Investment Management Agreement by and between Life & Tech, NSV Partners III, L.P., and NSV Management LLC.

Additionally, on July 7, 2023, each of (i) New Science Ventures Fund III (Offshore), L.P., (ii) New Science Ventures Fund III, L.P., (iii) NSV 2016 Opportunities Fund (Offshore), L.P., (iv) NSV 2016 Opportunities Fund, L.P., (v) NSV 2017 Opportunities Fund, L.P., (vi) NSV 2018 Opportunities Fund, L.P., (vii) NSV Growth Opportunities Fund, L.P., and (viii) NSV Master Limited Partnership II, L.P. ((i)-(viii) collectively, the “NSV Affiliates”), which hold certain shares beneficially owned by the Reporting Persons, authorized the distribution of shares of Common Stock to their respective general and limited partners as follows (the “NSV Distributions”):

(i)	New Science Ventures Fund III (Offshore), L.P. distributed 12,056 shares of Common Stock,
(ii)	New Science Ventures Fund III, L.P. distributed 38,240 shares of Common Stock,
(iii)	NSV 2016 Opportunities Fund (Offshore), L.P. distributed 4,985 shares of Common Stock,
(iv)	NSV 2016 Opportunities Fund, L.P. distributed 18,126 shares of Common Stock,
(v)	NSV 2017 Opportunities Fund, L.P. distributed 33,610 shares of Common Stock,
(vi)	NSV 2018 Opportunities Fund, L.P. distributed 23,436 shares of Common Stock,
(vii)	NSV Growth Opportunities Fund, L.P. distributed 53,466 shares of Common Stock, and
(viii)	NSV Master Limited Partnership II, L.P. distributed 374,756 shares of Common Stock.

The NSV Distributions were made pursuant to those certain NSV-Ventyx Stock Distribution Plans entered into by each of the NSV Affiliates and Jefferies LLC (each, a “Distribution Plan” and, collectively, the “Distribution Plans”), under which each NSV Affiliate agreed to distribute a portion of their Common Stock on a pro rata basis, without consideration, to their respective general and limited partners, with 50% of the Common Stock subject to each respective Distribution Plan being distributed on or as soon as practicable after April 6, 2023, and the remaining 50% distributed on or as soon as practicable after July 7, 2023.

The foregoing description of the Distribution Plans is qualified in its entirety by reference to the form of Distribution Plan previously filed as Exhibit D to Amendment No. 2 to the Schedule 13D and is incorporated herein by reference.

Furthermore, on July 7, 2023, each of NSV 2018 New Horizons Fund, L.P. and NSV 2019 Opportunities Fund, L.P. (collectively, the “Amended Plan Affiliates”), which hold certain shares beneficially owned by the Reporting Persons, authorized the distribution of shares of Common Stock to their respective general and limited partners as follows (the “NSV Amended Distributions”):

(i)	NSV 2018 New Horizons Fund, L.P. distributed 212,001 shares of Common Stock, and
(ii)	NSV 2019 Opportunities Fund, L.P. distributed 248,532 shares of Common Stock.

CUSIP No. 92332V107	13D/A	Page 7 of 8 Pages

The NSV Amended Distributions were made pursuant to those certain Amended and Restated NSV-Ventyx Stock Distribution Plans entered into by each of the Amended Plan Affiliates and Jefferies LLC (each, an “Amended Distribution Plan” and, collectively, the “Amended Distribution Plans”), under which each Amended Plan Affiliate agreed to distribute a portion of their Common Stock on a pro rata basis, without consideration, to their respective general and limited partners on or as soon as practicable after July 7, 2023.

The foregoing description of the Amended Distribution Plans is qualified in its entirety by reference to the form of Amended Distribution Plan previously filed as Exhibit G to Amendment No. 7 to the Schedule 13D and is incorporated herein by reference.

NSV Partners III, L.P.  received an aggregate of 663,149 shares from the NSV Partners III Funds (as defined below), and from Life & Tech pursuant to that certain Amended and Restated Investment Management Agreement by and between Life & Tech, NSV Partners III, L.P., and NSV Management LLC. NSV Partners II, LLC received an aggregate of 112,161 shares from the NSV Partners II Funds (as defined below).

As a result of the NSV Distributions and the NSV Amended Distributions, none of New Science Ventures Fund III, L.P., New Science Ventures Fund III (Offshore), L.P., NSV 2016 Opportunities Fund, L.P., NSV 2016 Opportunities Fund (Offshore), L.P., NSV 2017 Opportunities Fund, L.P., NSV 2018 Opportunities Fund, L.P., NSV 2018 New Horizons Fund, L.P., NSV 2019 Opportunities Fund, L.P., NSV Growth Opportunities Fund, L.P., NSV Master Limited Partnership II, L.P., or Life & Tech hold any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a-b) As of July 19, 2023, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,556,866 shares of Common Stock, representing approximately 14.6% of the Issuer’s outstanding shares of Common Stock, based on 58,556,952 shares of Common Stock outstanding as of May 8, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 11, 2023.
Somasundaram Subramaniam has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 8,556,866 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 8,556,866 shares.
Mr. Subramaniam is the majority member and managing member of NSV Partners II, LLC, and may be deemed to share with NSV Partners II, LLC voting and dispositive power over the 408,520 shares owned by NSV Partners II, LLC, constituting 0.7% of the Issuer’s shares outstanding based upon 58,556,952 shares outstanding. NSV Partners II, LLC, is the general partner of New Science Ventures Fund III, L.P., New Science Ventures Fund III (Offshore), L.P., NSV 2016 Opportunities Fund, L.P., NSV 2016 Opportunities Fund (Offshore), L.P., NSV 2017 Opportunities Fund, L.P., and NSV Master Limited Partnership II, L.P. (collectively, the “NSV Partners II Funds”).
Mr. Subramaniam is the majority member and managing member of NSV Partners III GP, LLC, and may be deemed to share with NSV Partners III GP, LLC and NSV Partners III, L.P. voting and dispositive power over (i) the 1,498,837 shares owned by NSV Partners III, L.P., and (ii) the aggregate of 6,215,086 shares owned by the entities of which NSV Partners III, L.P. is general partner, or an aggregate of 7,713,923 shares, constituting 13.2% of the Issuer’s shares outstanding based on 58,556,952 shares outstanding. NSV Partners III GP, LLC is the general partner of NSV Partners III, L.P. NSV Partners III, L.P., is the general partner of NSV 2018 New Horizons Fund L.P., NSV Investments I, L.P., NSV 2018 Opportunities Fund, L.P., NSV 2019 Opportunities Fund, L.P., NSV Growth Opportunities Fund, L.P., NSV Investments III, L.P., and NSV Investments II, L.P (collectively, the “NSV Partners III Funds”).
Mr. Subramaniam is the majority member and managing member of New Science Ventures, LLC, and may be deemed to share voting and dispositive power over the shares owned by New Science Ventures, LLC, or 434,423 shares, constituting 0.7% of the Issuer’s shares outstanding based upon 58,556,952 shares outstanding.

CUSIP No. 92332V107	13D/A	Page 8 of 8 Pages

The shares beneficially owned by the Reporting Persons consist of: (i) 5,004,071 shares owned by NSV Investments I, L.P., (ii) 1,498,837 shares owned by NSV Partners, III, L.P., (iii) 978,835 shares owned by NSV Investments III, L.P., (iv) 434,423 shares owned by New Science Ventures, LLC, (v) 408,520 shares owned by NSV Partners II, LLC, and (vi) 232,180 shares owned by NSV Investments II, L.P.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock since Amendment No. 7.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2023

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Schedule A

Transactions in Shares of Common Stock Since Amendment No. 7

The following table sets forth all transactions with respect to shares of Common Stock effected since Amendment No. 7 by any of the Reporting Persons. All such transactions were sales of shares of Common Stock effected in the open market.

Name of Reporting Person	Date of Transaction	Number of Securities Sold	Price Per Share
NSV Partners III, L.P.	07/11/2023	28,646	$37.5414(1)
NSV Partners III, L.P.	07/12/2023	3,275	$37.6242(2)

(1)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.50 to $37.675. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.50 to $37.862. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.